                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                            SQUARE INDUSTRIES, INC.
                                       at

                                $31.00 Per Share
    (payable $28.50 per Share net in cash, without interest thereon, and an additional
       $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, either to the seller or to
       Parent upon the resolution of two specific matters, and subject to adjustment as provided in the escrow agreement)
                                       by
                  CENTRAL PARKING SYSTEM -- EMPIRE STATE, INC.

                     an indirect wholly-owned subsidiary of

                          CENTRAL PARKING CORPORATION
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON TUESDAY, JANUARY 14, 1997, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY CENTRAL PARKING CORPORATION OR CENTRAL PARKING SYSTEM -- EMPIRE STATE, INC., REPRESENTS AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE SHARES ON A FULLY DILUTED BASIS (FULLY DILUTED SHALL INCLUDE, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE CONVERSION OF ANY CONVERTIBLE SECURITIES OR UPON THE EXERCISE OF ANY OPTIONS, WARRANTS OR RIGHTS, UNLESS THE HOLDER THEREOF SHALL HAVE ENTERED INTO AN AGREEMENT TO CASH OUT SUCH OPTIONS, WARRANTS OR RIGHTS IN CONJUNCTION WITH THE AGREEMENT AND PLAN OF MERGER). THE OFFER IS ALSO CONDITIONED UPON, AMONG OTHER THINGS, THE EXPIRATION OR TERMINATION OF ANY APPLICABLE ANTITRUST WAITING PERIODS.

                             ---------------------
     THE BOARD OF DIRECTORS OF SQUARE INDUSTRIES, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED EACH OF THE OFFER AND THE MERGER AND DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN CENTRAL PARKING CORPORATION AND ITS SUBSIDIARIES), AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                             ---------------------
                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's shares of common stock, par value $.01 per share (the "Shares"), of the Company should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and
(a) mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or (b) tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

     Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                             ---------------------
                      THE DEALER MANAGER FOR THE OFFER IS:

                               J.C. BRADFORD LOGO

                             ---------------------
December 13, 1996

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
      Introduction......................................................................    1
  1.  Terms of the Offer; Expiration Date; Treatment of Stock Options; Contingency of
      Payment of Certain Amounts of The Offer Price, Merger Consideration and Option
      Consideration; Escrow Agreement...................................................    3
  2.  Acceptance for Payment and Payment for Shares.....................................    6
  3.  Procedures for Tendering Shares...................................................    7
  4.  Withdrawal Rights.................................................................    9
  5.  Certain Federal Income Tax Consequences...........................................   10
  6.  Price Range of Shares; Dividends..................................................   10
  7.  Certain Information Concerning the Company........................................   11
  8.  Certain Information Concerning Purchaser and Parent...............................   15
  9.  Financing of the Offer and the Merger.............................................   17
 10.  Background of the Offer; Contacts with the Company; The Merger Agreement;
      Employment, Consultancy and Confidentiality and Noncompete Agreements; Agreement
      to Support the Transaction........................................................   18
 11.  Purpose of the Offer; Plans for the Company After the Offer and the Merger........   28
 12.  Dividends and Distributions.......................................................   30
 13.  Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange
      Act Registration..................................................................   30
 14.  Certain Conditions of the Offer...................................................   31
 15.  Certain Legal Matters and Regulatory Approvals....................................   33
 16.  Fees and Expenses.................................................................   35
 17.  Miscellaneous.....................................................................   35
Exhibit I.  Directors and Executive Officers of Parent and Purchaser

To the Holders of Common Stock of
  SQUARE INDUSTRIES, INC.:

                                  INTRODUCTION

     Central Parking System -- Empire State, Inc., a New York corporation ("Purchaser") and an indirect wholly-owned subsidiary of Central Parking Corporation, a Tennessee corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Square Industries, Inc., a New York corporation (the "Company"), at a price of $31.00 per Share, payable $28.50 per Share net to the seller in cash at the closing (the "Closing") of the Offer, without interest, and an additional $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, to either the seller or Parent based upon the resolution of two specific matters, subject to adjustment as provided in the Escrow Agreement (as described in Section 1) (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 6, 1996 (the "Merger Agreement") among Parent, Purchaser and the Company.

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes, with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of J.C. Bradford & Co., which is acting as Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), SunTrust Bank, Atlanta (the "Depositary") and Kissel-Blake Inc., (the "Information Agent") incurred in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") UNANIMOUSLY APPROVED EACH OF THE OFFER AND THE MERGER (AS DEFINED BELOW) AND HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN PARENT AND ITS SUBSIDIARIES), AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Blackstone Group L.P. ("Blackstone"), the Company's financial advisor, has delivered to the Board its written opinion dated December 6, 1996, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Offer Price and Merger Consideration to be received by the holders of Shares (other than Parent and its subsidiaries) in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Blackstone is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to shareholders concurrently herewith and shareholders of the Company are urged to read the opinion in its entirety for a description of the assumptions made, factors considered and procedures followed by Blackstone. In addition, certain affiliates of the Company owning 650,540 Shares and options and warrants to purchase 387,500 Shares have entered into an Agreement to Support the Transaction pursuant to which such affiliates agree to tender their shares and enter into agreements to cash out their options and warrants, subject to certain exceptions. See Section 10.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY PARENT OR PURCHASER, REPRESENTS AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE SHARES ON A FULLY DILUTED BASIS (FULLY DILUTED SHALL INCLUDE, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE CONVERSION OF ANY CONVERTIBLE SECURITIES OR UPON THE EXERCISE OF ANY OPTIONS, WARRANTS OR RIGHTS, UNLESS THE HOLDER THEREOF SHALL HAVE ENTERED INTO AN AGREEMENT TO CASH OUT SUCH OPTIONS, WARRANTS OR RIGHTS IN CONJUNCTION WITH THE MERGER AGREEMENT)(THE "MINIMUM CONDITION"). THE OFFER IS ALSO CONDITIONED UPON, AMONG OTHER THINGS, THE EXPIRATION OR TERMINATION OF ANY APPLICABLE ANTITRUST WAITING PERIODS. SEE SECTION 14, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

     The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the New York Business Corporation Law (the "NYBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") as an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect subsidiary of Parent or of the Company (which shall be canceled at the Effective Time) and (ii) Shares which are held by shareholders validly exercising appraisal rights pursuant to Section 910 of the NYBCL) will be converted into the right to receive $28.50 net in cash at the closing of the Merger, without interest thereon, and an additional $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, to either the shareholders, optionholders or warrant holders of the Company or to Parent upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement (as described further in Section 1) or any higher price that may be paid per Share in the Offer (the "Merger Consideration"). The Merger Agreement is more fully described in Section 10.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of at least a majority of outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, to the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates at such time bears to the total number of Shares then outstanding. In the Merger Agreement, the Company has agreed to take all actions necessary to cause Purchaser's designees to be designated as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both.

     The Offer is the first step and the Merger is the second step in Purchaser's proposed acquisition of the entire equity interest in the Company. Following completion of the Offer, if required by applicable law, the Merger Agreement will be submitted for adoption by the shareholders of the Company. Under the NYBCL, the affirmative vote or written consent of holders of two-thirds of all of the outstanding shares of the Company entitled to vote on the Merger, including any Shares owned by Purchaser or Parent, would be required to adopt the Merger Agreement. However, if Purchaser owns at least 90% of each class and series of outstanding voting shares of the Company, no vote or consent of the shareholders of the Company will be required to consummate the Merger.

     The Company has advised Purchaser that as of December 6, 1996, 1,200,856 Shares were issued and outstanding and that (i) no Shares were held in the treasury of the Company, (ii) no Shares were held by the subsidiaries of the Company, and (iii) 555,400 Shares were subject to issuance upon the exercise of outstanding options and warrants. The Company has advised Purchaser that since December 6, 1996, the date of the Merger Agreement, the Company has not issued any Shares or any options to purchase Shares. As a result, as of the date of this Offer to Purchase, Purchaser believes the Minimum Condition would be satisfied (i) if the holders of all outstanding options and warrants agree to cash out such options and warrants pursuant to written agreements, as provided in the Merger Agreement, when there shall have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer at least 800,571 Shares and (ii) if the holders of none of the outstanding options and warrants agree to cash out such options and warrants pursuant to written agreements (whether or not such options or warrants are exercised), as provided in the Merger Agreement, when there shall have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer at least 1,170,837 Shares. The actual number of Shares which must be validly tendered and not withdrawn in order to satisfy the Minimum Condition will be between the foregoing numbers depending upon the actual number of options and warrants as to which the optionholders and warrant holders shall have entered into cash out agreements as described above.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER; EXPIRATION DATE; TREATMENT OF STOCK OPTIONS; CONTINGENCY OF PAYMENT OF CERTAIN AMOUNTS OF THE OFFER PRICE, MERGER CONSIDERATION AND OPTION CONSIDERATION; ESCROW AGREEMENT.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares (and deposit the amounts required to be placed in escrow as contingent consideration as discussed below) validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, January 14, 1997, unless and until Purchaser shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Company and Purchaser have agreed that the Offer shall expire 21 business days after it is commenced and shall not be extended without the prior written consent of the Company, provided Purchaser may extend the Offer one time for no more than 10 days and only if at least 80% of all of the outstanding Shares have been tendered prior to such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See Section 4.

     Subject to the applicable regulations of the Securities and Exchange Commission (the "Commission"), Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in Section 14, and (ii) to waive any condition or otherwise amend the Offer in any respect, by oral or written notice of such delay, termination, waiver or amendment to the Depositary and by a public announcement thereof. The Merger Agreement provides that, unless previously approved by the Company in writing, Purchaser will not (i) decrease the price per Share payable in the Offer, (ii) change the form of the consideration to be paid in the Offer, or
(iii) modify the conditions to the Offer or impose conditions to the Offer in addition to those set forth in Section 14. Purchaser acknowledges that (i) Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

     Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if, at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten-business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     Treatment of Stock Options. Promptly following the completion of the Offer, each holder of a then outstanding option under the Company's 1992 Stock Option Plan or warrant to purchase Shares heretofore granted, will, upon the delivery of an executed agreement by such holder thereof, receive (whether such option or warrants are immediately exercisable or not) in settlement thereof, a cash payment from the Company in an amount equal to the product of (i) the difference between $28.50 and the per share exercise price of such options or warrants (the "Option Consideration") and (ii) the total number of Shares which the holder of each such option or warrant is entitled to purchase under such option or warrant, as provided above (the "Option Shares"). In addition, $2.50 per Option Share will be deposited by Purchaser in escrow as contingent consideration for distribution, in whole or in part, to the optionholders and warrant holders of the Company or to Purchaser upon the resolution of two specific matters discussed below, subject to adjustment as provided in the Escrow Agreement (as defined below).

     Contingency of Payment of Certain Amounts of the Offer Price, Merger Consideration and Option Consideration; Escrow Agreement. The Merger Agreement provides that, of the Offer Price and Merger Consideration, $28.50 net per Share, without interest thereon, will be paid to the shareholder in cash promptly following the completion of the Offer or the closing of the Merger and the Option Consideration will be paid to the optionholders and warrant holders entering into cash out agreements (in each case, the "Initial Cash Portion") and an additional $2.50 per Share or Option Share will be deposited by Parent into an escrow account (the "Escrowed Funds") held by First American National Bank (the "Escrow Agent") as contingent consideration to be distributed, in whole or in part, to the shareholders, optionholders and warrant holders or Parent upon the resolution of two specific matters, subject to adjustment (the "Offer Contingent Consideration") pursuant to an Escrow Agreement dated December 6, 1996 (the "Escrow Agreement") by and among Company, Parent, the Escrow Agent and the Escrow Committee (as hereinafter defined). The Escrowed Funds are to be held by the Escrow Agent for certain periods (the "Escrow Period") and are being held solely because of certain contingent matters, which, if favorably resolved, could result in additional value to the Company.

     (a) Of the Escrowed Funds, $1.99 per Share shall be held by the Escrow Agent (the "Wooster Escrow") for up to 12 months unless extended as discussed below, with respect to the Company's property at 75 Wooster, New York, New York (the "Wooster Property"). If during the Escrow Period, the Wooster Property is leased under a commercially reasonable lease agreement under the terms set forth in the Escrow Agreement, which include an annual rental rate of at least $900,000 (a "Conforming Lease"), or the Wooster Property is sold on commercially reasonable terms at a purchase price of at least $9,000,000 (a "Conforming Sale"), then the entire Wooster Escrow shall be promptly distributed on a pro rata basis to the shareholders, optionholders and warrant holders of the Company entitled thereto by reason of their entitlement to the Offer Price, Merger Consideration and Option Consideration. If a Conforming Lease is being negotiated but has not been executed or a contract for a Conforming Sale executed by the potential purchaser is presented to Parent during the Escrow Period, but such Conforming Lease is not presented or such Conforming Sale is not closed during the Escrow Period, the Escrow Period may be extended for 90 days. In the event that a Conforming Lease (or Conforming Sale) is not so presented during the Escrow Period, Parent shall be entitled to receive the entire Wooster Escrow without any further claim by the shareholders, optionholders and warrant holders of the Company. In the event that during the Escrow Period, the Wooster Property is leased on commercially reasonable terms, including the terms included in the Escrow Agreement, but with a rental of less than $900,000 per annum, Parent shall be entitled to receive from the Wooster Escrow a sum in the aggregate equal to 10 times the difference between $900,000 and the actual annual rental, up to the maximum amount of the Wooster Escrow and the balance of the Wooster Escrow, if any, shall be distributed to the shareholders, optionholders and warrant holders of the Company pro rata based upon the proportions set forth in the Escrow

Agreement. In the event that during the Escrow Period, the Wooster Property is sold at a purchase price of less than $9,000,000, payable in cash at closing, Parent shall be entitled to receive from the Wooster Escrow a sum in the aggregate equal to the difference between $9,000,000 and the actual sales price, up to the maximum amount of the Wooster Escrow, and the balance of the Wooster Escrow, if any, shall be distributed to the shareholders, optionholders and warrant holders of the Company pro rata based upon the proportions set forth in the Escrow Agreement. In the event that during the Escrow Period (i) the Wooster Property is leased for a sum in excess of $900,000 per year on commercially reasonable terms, including the terms included in the Escrow Agreement, Parent shall pay over to the Escrow Agent an additional sum of five times the difference between $900,000 and the actual annual rental; or (ii) the Wooster Property is sold for a sum in excess of $9,000,000, payable in cash at closing, Parent shall pay over to the Escrow Agent an additional sum of 50% of the difference between $9,000,000 and the actual sales price, for distribution to the shareholders, optionholders and warrant holders of the Company together with the entire Wooster Escrow on a pro rata basis as additional Offer Price, Merger Consideration or Option Consideration. In the event of any variation of the other terms set forth in the Escrow Agreement, Parent, Purchaser and the Escrow Committee agree to use their reasonable efforts to negotiate an equitable distribution of the Wooster Escrow.

     (b) $0.51 per Share of the Escrowed Funds shall be held in escrow by the Escrow Agent (the "Occupancy Tax Escrow") for up to 12 months, unless extended as discussed below. In the event the total commercial rent occupancy tax liability of the Company or the Surviving Corporation for all tax periods from June 1, 1984 through May 31, 1991, in the aggregate (including all interest, penalties and principal) (the "Occupancy Tax Liability") is less than or equal to $800,000, the Escrow Agent shall promptly distribute the entire Occupancy Tax Escrow to the shareholders, optionholders and warrant holders of the Company on a pro rata basis based upon the proportions set forth in the Escrow Agreement. If the Occupancy Tax Liability is more than $800,000 but less than or equal to $900,000, the Escrow Agent shall pay to Parent the Occupancy Tax Escrow funds equal to the difference between the amount of the Occupancy Tax Liability and $800,000, and any remaining Occupancy Tax Escrow funds shall be distributed to the shareholders, optionholders and warrant of the Company holders on a pro rata basis based upon the proportions set forth in the Escrow Agreement. If the Occupancy Tax Liability is more than $900,000 but less than or equal to $1,000,000, the Escrow Agent shall pay to Parent the Occupancy Tax Escrow funds equal to 110% of the difference between the amount of the Occupancy Tax Liability and $800,000, and any remaining Occupancy Tax Escrow funds shall be distributed to the shareholders, optionholders and warrant holders of the Company on a pro rata basis based upon the proportions set forth in the Escrow Agreement. If the Occupancy Tax Liability is more than $1,000,000, the Escrow Agent shall pay to Parent the Occupancy Tax Escrow funds equal to 120% of the difference between the amount of the Occupancy Tax Liability and $800,000, and any remaining Occupancy Tax Escrow funds shall be distributed to the shareholders, optionholders and warrant holders of the Company on a pro rata basis based upon the proportions set forth in the Escrow Agreement. In the determination of the Occupancy Tax Liability, funds received from certain lessors or owners of property for payment of the commercial rent occupancy tax required by such lease or management agreement for any tax periods from June 1, 1984 through May 31, 1991, will be credited against the Occupancy Tax Liability. Parent shall be required to make reasonable commercial efforts to exercise its rights to recover such funds under the terms of the Company's or the Surviving Corporation's agreements with respect thereto. The Escrow Period may be extended by either the Escrow Committee or the Parent if the tax liability for all tax periods from June 1, 1984 through May 31, 1991 is not finally resolved as of 12 months after the Effective Time provided in no event may the Escrow Period extend beyond three years after the Effective Time.

     The Escrowed Funds shall be invested by the Escrow Agent only in short-term government securities. Any interest on the Escrowed Funds shall accrue on a pro rata basis to the party receiving such funds. The expenses of the Escrow Agreement will be paid out of the Escrowed Funds. The shareholders, optionholders and warrant holders of the Company may not transfer their contingent rights with respect to the Escrow except by will, intestate succession or operation of law. The interests of the shareholders, optionholders and warrant holders of the Company with respect to the Escrowed Funds shall be represented by a committee comprised of Lowell Harwood and Sanford Harwood (collectively the "Escrow Committee"). The Escrow Committee shall have the right to object to or agree to, on behalf of the shareholders, optionholders and warrant holders of the Company any proposed resolution of the contingencies described above. In the event that the Escrow

Committee and Parent are unable to resolve any matters concerning the contingencies described above, the matter shall be determined by binding arbitration and the Escrow Committee shall represent the interests of the shareholders, optionholders and warrant holders of the Company in such arbitration. The rights to receive the Escrowed Funds shall not be evidenced by a certificate or any document other than the Escrow Agreement and the Merger Agreement, and do not represent an interest in Purchaser, Parent or the Surviving Corporation. Because of the contingent nature of the matters comprising the Wooster Escrow and the Occupancy Tax Escrow, which are beyond the control of Purchaser, Parent and the Company, it is uncertain whether any Escrowed Funds will ever be distributed to the shareholders, optionholders and warrant holders of the Company. The foregoing is a summary of the Escrow Agreement and is qualified in its entity by reference to the text of the Escrow Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and which may be obtained from the offices of the Commission.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares (subject to the amounts placed in escrow as described in Section 1) validly tendered prior to the Expiration Date and not withdrawn promptly after the later to occur of (i) the Expiration Date, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or delay payment for, Shares pending receipt of any regulatory approvals specified in Section 15 or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, or Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required under the Letter of Transmittal.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     On or promptly after the date of this Offer to Purchase, Parent anticipates filing with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") a Premerger Notification and Report Form under the HSR Act in connection with the purchase of Shares pursuant to the Offer. Accordingly, it is anticipated that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on December 30, 1996. Prior to the expiration or termination of such waiting period, the FTC or the Antitrust Division may extend such waiting period by requesting additional information or documentary material from Parent. If such a request is made with respect to the purchase of Shares in the Offer, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance by Parent with such a request. Thereafter, the waiting period may be extended only by court order. The waiting period under the HSR Act may be terminated prior to its expiration by the FTC and the Antitrust Division. Parent will request early termination of the waiting period, although there can be no assurance that this request will be granted. Pursuant to the Merger Agreement, Purchaser may postpone the acceptance for payment for Shares tendered if the applicable waiting period under the HSR Act shall not have expired or been terminated. See Section 15 for additional information regarding the HSR Act.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary (less the amounts comprising contingent consideration to be deposited in escrow as described in Section 1) which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Initial Cash Portion of the purchase price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. PROCEDURES FOR TENDERING SHARES.

     In order for a shareholder validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the person who or which signs the Letter of Transmittal, or if payment is to be made or a Share Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates evidencing such Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date as provided below; and

          (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within five New York Stock Exchange, Inc. trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer (less amounts comprising contingent consideration to be placed in escrow as described in Section 1) will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution and resubstitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 6, 1996. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will be deemed not to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper, at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

     The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above constitutes a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

     UNDER THE FEDERAL INCOME TAX LAWS, THE DEPOSITARY WILL BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO CERTAIN SHAREHOLDERS PURSUANT TO THE OFFER. TO PREVENT SUCH BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL.

4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer may be withdrawn by the tendering shareholder at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn by such shareholder at any time after February 11, 1997, unless theretofore accepted for payment by Purchaser pursuant to the Offer. If Purchaser extends the Offer, is delayed in accepting for payment or paying for Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may on behalf of Purchaser retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Because
(i) the Expiration Date falls in 1997, (ii) Purchaser does not intend to purchase any Shares until such date, and (iii) tendering shareholders may withdraw their tender of Shares prior to such date, the taxable event should occur in 1997 with respect to the Initial Cash Portion and in the year of receipt with respect to the Escrowed Funds, if any, regardless of the date a shareholder submits his or her Shares to the Depositary. In general, a shareholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold (including amounts, if any, distributed from the Escrowed Funds) and such shareholder's adjusted tax basis in such Shares. For federal income tax purposes, such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of such shareholder, and will be long-term capital gain or loss if such Shares have been held for more than one year. A shareholder's ability to deduct capital losses may be limited.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF SHAREHOLDERS, INCLUDING FINANCIAL INSTITUTIONS, BROKER-DEALERS, SHAREHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND FOREIGN TAX LAWS.

6. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are traded principally on the Nasdaq Stock Market's National Market ("Nasdaq/NMS"). The following table sets forth, for the quarters indicated, the high and low sales prices per Share on Nasdaq/NMS as reported in published financial sources.

                                                                                HIGH     LOW
                                                                               ------   ------
1994:
First Quarter................................................................  $ 6.00   $ 4.25
Second Quarter...............................................................    4.00     2.75
Third Quarter................................................................   3.375     2.50
Fourth Quarter...............................................................    3.00    2.375
1995:
First Quarter................................................................  $5.125   $2.625
Second Quarter...............................................................    6.75     5.00
Third Quarter................................................................    6.75     5.50
Fourth Quarter...............................................................   8.625     5.50
1996:
First Quarter................................................................  $ 9.25   $7.875
Second Quarter...............................................................   12.50     9.00
Third Quarter................................................................   24.25     9.50
Fourth Quarter (through December 11).........................................   31.75    20.50

     The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

     On December 6, 1996, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser's intention to commence the Offer, the closing price per Share as reported on Nasdaq/NMS was $28.25. On December 11, 1996, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on Nasdaq/NMS was $28.438.

     SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. CERTAIN INFORMATION CONCERNING THE COMPANY.

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser, Parent nor the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser and Parent.

     General. The Company is a New York corporation with its principal executive offices located at 921 Bergen Avenue, Jersey City, New Jersey 07306. The Company has been engaged since its organization in 1968 in the parking industry, principally in the operation and management of parking lots and garages and, since May 1980, in the operation of a self-service gasoline station in New York. In connection with its parking operations, the Company from time to time acquires, holds, develops, operates and sells real properties which were originally acquired or leased with the view to conducting a parking operation thereon or therein. As of November 30, 1996, the Company operated or managed 117 locations with an aggregate parking capacity of over 61,000 cars. As of such date, it was conducting parking operations in New York, New Jersey, Pennsylvania, Maryland, Massachusetts, Delaware, Indiana, Georgia and the Province of Ontario, with more than 60% of the facilities being operated through ownership or lease, and the balance being operated under management agreements.

     Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended (the "Form 10-K") and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the interim period ended September 30, 1996 (the "Form 10-Q"). More comprehensive information is included in the Form 10-K, the Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                    SQUARE INDUSTRIES, INC. AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          YEAR ENDED FEBRUARY 28 OR
                                     29,               TEN MONTHS ENDED    YEAR ENDED    NINE MONTHS ENDED
                         ---------------------------     DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                          1992      1993      1994           1994             1995             1996
                         -------   -------   -------   ----------------   ------------   -----------------
Parking service
  revenue..............  $61,800   $62,855   $59,775       $ 50,936         $ 61,772          $45,668
Service station
  revenue..............    5,382     4,923     4,295          3,494            4,159            3,280
Costs and expenses.....   71,883    67,278    65,283         53,714           64,227           47,852
Elimination of
  provision for
  increased labor
  costs................       --        --        --             --             (410)              --
Earnings (loss) before
  extraordinary item...   (4,701)      500    (1,213)           716            2,114            1,096
Provision (benefit) for
  income taxes.........       28       646      (398)           196             (125)             432
Extraordinary item --
  income tax benefit
  from utilization of
  net operating loss
  carry forwards.......      133       100        --             --               --               --
Net earnings (loss)....   (4,596)      (46)     (815)           520            2,239            1,315
Earnings (loss) per
  share:
  Before extraordinary
     item..............    (3.88)     (.12)     (.61)           .42             1.55              .84
  Extraordinary item...      .11       .08        --             --               --               --
  Net earnings
     (loss)............    (3.77)     (.04)     (.61)           .42             1.55              .84
Total assets...........   35,824    34,854    35,012         32,789           37,222           42,637
Long-term debt,
  including current
  portion..............   23,347    22,123    30,986         18,268           19,259           22,327
Cash dividends paid....       --        --        --             --               --               --

     In connection with Parent's review of the Company and in the course of the negotiations between the Company and Parent described in Section 10, the Company provided Parent with certain projected results of operations of the Company, which Parent and Purchaser believe is not publicly available, the most recently updated of which is included in the information summarized below. The projected results of operations do not take into account any of the potential effects of the transactions contemplated by the Offer and the Merger.

                            SQUARE INDUSTRIES, INC.
                        PROJECTED RESULTS OF OPERATIONS
              YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         PROJECTED FINANCIAL STATEMENTS
                PRO FORMA CONSOLIDATED COMPANY FINANCIAL SUMMARY
                             (DOLLARS IN THOUSANDS)

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                          --------------------
                                                                           1996P        1997P
                                                                          -------      -------
STATEMENTS OF OPERATIONS
  Revenues
     Parking Service Revenue............................................  $64,878      $70,243
     Service Station Revenue............................................    4,338        4,512
                                                                          -------      -------
          Total.........................................................   69,216       74,755
  Costs and Expenses
     Cost of Parking Services(1)........................................   50,575       56,316
     Operating Costs -- Service Station.................................    4,352        4,526
     General and Administrative Expenses................................    9,074        9,114
                                                                          -------      -------
          Total.........................................................   64,001       69,956
  Pre-tax Operating Income..............................................    5,215        4,799
     Write-off of Assets................................................        0            0
     Write-off of Bank Re-financing Costs(2)............................      311          308
     Litigation Gain....................................................     (651)           0
     Interest Expense, net..............................................    1,342        1,364
                                                                          -------      -------
     Pre-tax Income (Loss)..............................................    4,213        3,127
  EBITDA before G&A Expense(3)..........................................   16,606       16,390
  EBITDA after G&A Expense(3)...........................................    7,532        7,276
  Cash Flow Items:
     Depreciation and Amortization......................................    1,451        1,627
     Deferred Rent(4)...................................................      806          790
     Accruals(5)........................................................       60           60
     Capital Expenditures...............................................  $ 5,798(6)   $ 2,025

                                                                                  DECEMBER 31,
                                                                                     1996P
                                                                                  ------------
BALANCE SHEET:
  Cash..........................................................................    $  2,457
  Current Assets................................................................       3,555
  Net Property, Plant and Equipment.............................................      29,917
  Other Assets..................................................................       6,193
                                                                                      ------
          Total Assets..........................................................      42,122
  Current Liabilities...........................................................       6,859
  Current Portion of Long Term Debt.............................................       1,115
  Long Term Debt................................................................      19,809
  Customer Security Deposits....................................................         317
                                                                                      ------
          Total Liabilities.....................................................      28,100
  Shareholders' Equity(7).......................................................      14,022
                                                                                      ------
          Total Liabilities and Equity..........................................    $ 42,122

---------------

(1) Includes $60,000 in provision for commercial rent taxes and in 1996 a reduction for a $1.0 million portion of a litigation gain.
(2) Non-cash expense for a corporate line of credit, reclassified from G&A Expenses and represents amortization of $992,000 of refinancing costs over a 4 year period. Amount to be amortized in 1998 is $309,000 and in 1999 is $64,000.
(3) EBITDA is pre-tax operating income before interest, depreciation and amortization, rent averaging and accruals. 1996 EBITDA includes the $1.651 million litigation gain.
(4) Rent Expense, classified under Cost of Parking Services, is computed by taking an average of all lease payments over the life of the lease. Deferred Rent arises due to the difference between rent expense and the actual lease payment.
(5) $60,000 provision for rent taxes.
(6) Includes $3.2 million for 75 Wooster Street acquisition/improvements.
(7) Includes deferred rent of $4,053,000 in 1996P.

     TO THE KNOWLEDGE OF PARENT AND PURCHASER, THE COMPANY DOES NOT AS A MATTER OF COURSE PUBLICLY DISCLOSE PROJECTIONS OR ESTIMATES AS TO FUTURE REVENUES, EARNINGS, FINANCIAL CONDITION OR OPERATING PERFORMANCE. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, PROJECTED INFORMATION OF THE TYPE FURNISHED ABOVE IS BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SUCH ESTIMATES AND ASSUMPTIONS WILL BE ACCURATE, AND THE ACTUAL RESULTS MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE. IN ADDITION, THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS MADE AVAILABLE TO PARENT BY THE COMPANY. NONE OF PARENT, PURCHASER OR THE COMPANY INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR. NONE OF PARENT, PURCHASER, THE COMPANY OR ANY OTHER ENTITY OR PERSON ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as to particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the following regional offices: New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other reports regarding issuers that file electronically with the Commission. The Shares are traded on Nasdaq/NMS, and reports, proxy material and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

     Purchaser is a newly incorporated New York corporation organized for the purpose of acquiring the Company and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212. Purchaser is an indirect wholly-owned subsidiary of Parent.

     Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     Parent's predecessor corporation, Central Parking System, Inc., was founded in 1968. Parent, a Tennessee corporation, is a leading provider of parking services in the United States. Parent operates over 1,360 parking facilities containing over 546,000 spaces, including 109 international facilities, located in 32 states, the District of Columbia, Puerto Rico, the United Kingdom, Mexico and Germany. Parent provides parking consulting services in Malaysia and Spain and has a business development office in Amsterdam. From its inception, Parent has sought to increase the level of integrity and professionalism in the parking industry. Parent's leadership position in the parking industry is a result of applying professional management strategies to a consolidating industry historically managed by small local operators, understanding the needs of the parking public, applying technology to parking services, retaining employees through proprietary training programs, and utilizing an incentive compensation system that rewards performance.

     The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in Exhibit I hereto.

     The common stock of Parent, par value $.01 per share, is listed and traded on the NYSE under the symbol "PK." Parent has no other class of stock and has no long-term debt other than the Acquisition Facility described in Section 10.

     The following selected financial and operating data relating to Parent and its subsidiaries has been derived from the consolidated financial statements contained in Parent's Annual Report on Form 10-K for the year ended September 30, 1995 and the unaudited consolidated financial information contained in Parent's Quarterly Report on Form 10-Q for the nine months ended June 30, 1996. More comprehensive financial information is included in such Annual Report and the other documents filed by Parent with the Commission, and the consolidated financial data set forth below is qualified in its entirety by reference to such reports and other documents, including the consolidated financial statements contained therein. Parent is also subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and material interests of such persons in transactions with Parent. Such reports, proxy statements and other information should also be available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in
Section 7.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                     SELECTED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 YEAR ENDED SEPTEMBER 30,           NINE MONTHS ENDED
                                          ---------------------------------------       JUNE 30,
                                           1992      1993       1994       1995           1996
                                          -------   -------   --------   --------   -----------------
STATEMENT OF EARNINGS DATA:
  Revenues:
     Parking............................  $26,940   $69,589   $ 82,890   $ 94,383       $  81,568
     Management contract................   19,054    25,829     29,278     31,772          24,867
                                          -------   -------   --------   --------        --------
          Total revenues................   45,994    95,418    112,168    126,155         106,435
  Cost and expenses:
     Cost of parking....................   24,391    66,168     76,952     87,192          73,169
     Cost of management contracts.......    6,232     9,087      9,812      9,650           7,642
     General and administrative.........    9,113    12,374     14,196     15,711          13,024
                                          -------   -------   --------   --------        --------
          Total costs and expenses......   39,736    87,629    100,960    112,553          93,835
          Operating earnings............    6,258     7,789     11,208     13,602          12,600
  Net gains on sales of property and
     equipment..........................    2,424     1,122      2,214         81           1,182
  Earnings before income taxes..........    8,430     8,650     14,143     15,507          15,929
  Income taxes..........................    3,045     3,416      5,179      5,563           5,529
  Net earnings..........................    5,385     5,234      8,964      9,944          10,400
PER SHARE DATA:
  Net earnings..........................  $  0.35   $  0.34   $   0.58   $   0.65       $    0.60
  Weighted average common shares(1).....   15,372    15,372     15,372     15,372          17,446

                                                       SEPTEMBER 30,
                                          ---------------------------------------       JUNE 30,
                                           1992      1993       1994       1995           1996
                                          -------   -------   --------   --------   -----------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............  $ 2,542   $ 3,193   $ 12,026     10,218       $  28,614
  Working capital.......................   (3,873)   (4,466)     1,987      2,676          17,703
  Total assets..........................   45,097    46,950     60,029     70,440         102,210
  Long-term debt, less current
     portion............................    7,594        --         --         --              --
  Shareholders' equity..................   18,315    23,249     31,861     41,360          73,153

                                                  YEAR ENDED SEPTEMBER 30,          NINE MONTHS ENDED
                                            -------------------------------------       JUNE 30,
                                             1992      1993      1994      1995           1996
                                            -------   -------   -------   -------   -----------------
OTHER DATA:
  Depreciation and amortization...........  $ 1,384   $ 2,274   $ 2,594   $ 2,882       $   2,517

---------------

     (1) Reflects the recapitalization, initial public offering of shares, and subsequent three-for-two stock split of Parent.

     Parent declared an initial quarterly cash dividend of $0.02 per share, adjusted for the stock split, on December 18, 1995 and has paid a similar dividend following the end of each subsequent quarter. The Board of Directors' intent is to continue declaring a cash dividend each quarter depending on Parent's profitability and capital necessary to finance operations and expansion.

     Except as described in this offer to Purchase, (i) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Exhibit I to this Offer to Purchase or any affiliate or majority-owned subsidiary of Purchaser, Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (ii) neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement and as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Exhibit I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1993, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Exhibit I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1993, there have been no contacts, negotiations or transactions between any of Purchaser, Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Exhibit I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets or any other transaction.

  Certain Additional Information Required to be Disclosed by the NYBCL.

     Parent has a profit-sharing plan for domestic employees to which employer contributions are made at the discretion of Parent's Board of Directors. Voluntary after-tax contributions not in excess of 10% of compensation may be made by non-highly compensated employees. Eligible employees who work more than 1,000 hours during the plan year and are 20 years or older may become participants in the plan after one year of continuous service, if the employee was employed prior to reaching age 65 and if the employee is not a member of a collective bargaining unit. An employee's interest in the plan vests after two years at the rate of 20% each year, so that an employee is fully vested at the end of seven continuous years of service.

     Parent has a tuition reimbursement program which provides financial assistance to certain full-time employees with at least one year of service prior to enrollment. Reimbursement for tuition is contingent on, among other things, Parent's approval, attendance outside normal working hours and completion of the course with a passing grade. Parent also has a policy of reimbursing certain relocation expenses to eligible employees associated with the transfer of such employee in the interest of Parent. Eligibility is determined on a case-by-case basis. Certain travel, food and lodging expenses may be reimbursed to such employee by Parent.

     Parent has historically participated in a number of charitable activities, including activities benefiting a local children's hospital, a local elementary school and the Juvenile Diabetes Foundation.

     Parent is from time-to-time subject to claims and suits arising in the ordinary course of business. Parent has not been a party to any proceeding finally adjudicated within the previous five years involving any violation by Parent of the Federal National Labor Relations Act, Occupational Safety and Health Act of 1970, Fair Labor Standards Act, or Employee, Retirement and Income Security Act, as amended. Over the past five years, Parent has settled a small number of proceedings by posting additional informational and compliance notices pursuant to requests by the National Labor Relations Board.

9. FINANCING OF THE OFFER AND THE MERGER.

     The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $53 million. Purchaser will obtain all of such funds from Parent or its affiliates. Parent and its affiliates currently intend to provide such funds from the revolving credit provisions of a $150,000,000 loan agreement (the "Acquisition Facility") with SunTrust Bank, Nashville, N.A. ("STB") and certain other lenders (the "Lenders") dated December 12, 1996. The Acquisition Facility, which is unsecured, expires January 31, 2000, provided that the Lenders may extend the term until January 31, 2001, upon the request of Parent.

     Revolving loans under the Acquisition Facility bear interest at one of two rates chosen by Parent, either (i) STB's "base rate" (defined as the higher of STB's prime lending rate or the Federal Funds Rate plus 1/2%), or (ii) the LIBOR rate plus a margin ranging from .25% to 1.50%, which margin depends on (x) the occurrence of certain dates or events, (y) Parent's ratio of funded debt to EBITDA (earnings before interest, tax, depreciation and amortization), and (z) the rating from Standard and Poor's or Moody's for Parent's senior unsecured debt rating. Parent must permanently reduce the amount available for borrowing under the Acquisition Facility to $120,000,000 by February 28, 1997, provided that the Lenders may extend such date to April 30, 1997 upon the payment of a certain commitment fee by Parent. Parent must also permanently reduce the amount available for borrowing under the Acquisition Facility to $85,000,000 by September 30, 1997 or upon the occurrence of certain earlier events, provided that the Lenders may extend the September 30 date to December 31, 1997 and again to March 31, 1998, in each case upon the payment of a certain extension fee by Parent. Parent anticipates that borrowings under the Acquisition Facility will be repaid out of cash flow, a refinancing, or the proceeds of a debt or equity offering, although Parent currently has no plans with respect to any such refinancing or offering.

     The Acquisition Facility contains customary representation, warranties and covenant of Parent and its subsidiaries, including financial covenants relating to maintenance of ratios and restrictions on further indebtedness. The description of the Acquisition Facility contained herein is qualified in its entirety by reference to the text of the Acquisition Facility filed as an exhibit to the Schedule 14D-1, a copy of which may be obtained from the offices of the Commission.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; THE MERGER AGREEMENT; EMPLOYMENT, CONSULTANCY AND CONFIDENTIALITY AND NONCOMPETE AGREEMENTS.

  Background of the Offer; Contacts with the Company

     Monroe J. Carell, Jr., the Chairman of the Board of Parent, and Lowell Harwood, the Chairman of the Board of the Company, became acquainted through industry meetings, and at such meetings and in other conversations from time to time have discussed trends and general strategic opportunities in the parking industry. As part of its strategy, Parent has from time to time evaluated possible acquisition candidates. In late 1989, representatives of Parent had informal and tentative contacts with representatives of the Company concerning strategic alternatives of both parties which led to the execution of a confidentiality agreement which remained in effect from January 1990 until December 1995. No substantive discussions regarding a transaction between the Company and Parent were held during this period although in late 1995, the Company supplied limited financial information concerning the Company to Parent pursuant to such confidentiality agreement. In connection with its acquisition strategy, in April 1996, Parent requested that its financial advisor, Bradford, prepare a list of issues with respect to the operations and financial condition of the Company based upon publicly available information.

     On May 7, 1996, representatives of Parent contacted and engaged in general discussions with representatives of the Company regarding the possible acquisition of the Company by Parent. The Company has advised Parent that on May 10, 1996, the Company engaged Blackstone to serve as its financial advisor in connection with the evaluation of various business options, including the sale of the Company. The Company has also advised Parent that beginning in July 1996 and continuing until December 1, 1996, a number of parties, including Parent, were contacted by Blackstone to ascertain their interest concerning an acquisition of the Company and were requested to submit proposals concerning the terms of such an acquisition. Pursuant to such contacts between Blackstone and Parent, on July 10, 1996, the Company and Parent executed a Confidentiality Agreement, a copy of which is attached as an exhibit to the Schedule 14D-1 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Parent was provided with certain nonpublic financial and other information concerning the business and operations of the Company and agreed to refrain from disclosing such information.

     On August 1, 1996, Blackstone provided Parent with the procedures to be followed by parties interested in an acquisition of the Company. On August 12, 1996, Parent and Bradford executed an engagement letter whereby Bradford was retained to serve as Parent's financial advisor with respect to a possible acquisition of the Company. In August and September 1996, Parent and its representatives conducted their own preliminary due diligence review of the Company based on publicly available information and the Offering Memorandum provided to Parent by Blackstone and prepared analyses concerning the operational and financial impact of an acquisition of the Company by Parent. On August 19, 1996, Parent submitted to the Company an initial indication of interest in the acquisition of the Company at a price of $21.00 per Share payable in cash or $24.00 per Share payable in the common stock of Parent, subject to completion of due diligence and other contingencies. On August 29, 1996, Blackstone informed Parent that the Company considered Parent's initial proposal as inadequate. Throughout August and September, Parent requested and was provided additional information concerning the operations and financial condition of the Company and continued its evaluation of the financial and operational impact of an acquisition of the Company by Parent.

     On September 5, 1996, Blackstone informed Parent that the Board of Directors of the Company desired to continue discussions with Parent concerning an acquisition of the Company by Parent. On September 23-25, 1996, representatives of Parent, including Bradford and Parent's counsel and accountants, traveled to New York and conducted further due diligence of the Company and its operations. During this visit, senior management of the Company and the Parent engaged in discussions of the financial condition and current operations of the Company and strategic alternatives in the event of an acquisition of the Company by Parent. The Company has informed Parent that other parties were invited to conduct due diligence and engaged in similar discussions with the Company during this general time period.

     On October 1, 1996, representatives of Parent and Bradford and counsel for Parent traveled to New York to attend a presentation by management of the Company. Shortly thereafter, Blackstone submitted to Parent a draft of a proposed acquisition agreement and requested Parent's comments as well as a proposal setting forth the terms upon which Parent would acquire the Company. On October 22, 1996, Parent submitted an offer to acquire all of the Shares at a price of $30.00 per Share payable in cash or, alternatively, a price of $34.00 per Share payable in the common stock of Parent, and delivered to the Company a proposed acquisition agreement. The Company has advised Parent that two other parties submitted acquisition proposals. On November 4, 1996, management of Parent and the Company met in New York to discuss Parent's proposal and the Company informed Parent that it was unwilling to consummate a transaction at the submitted price, but desired to continue negotiations with Parent.

     On November 7, 1996 Parent submitted an offer to acquire all of the Shares at a price of $31.00 per Share payable in cash or, alternatively, a price of $40.00 per Share payable in the common stock of Parent, and delivered to the Company a revised acquisition agreement. The Company has advised Parent that one other party had submitted another proposal to acquire the Company in early November. On November 15, 1996, the Company informed Parent that it wished to continue negotiations with Parent with respect to Parent's $31.00 all cash offer. During the period from November 15, 1996 to December 5, 1996, the Company and Parent negotiated the terms of the Merger Agreement.

     On the evening of December 6, 1996, following meetings of the respective Boards of Directors earlier that afternoon approving the transaction, Parent, Purchaser and the Company entered into the Merger Agreement and the parties announced the execution thereof prior to the opening of business on December 9, 1996.

  The Merger Agreement

     The following is a summary of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1 and which may be obtained from the Commission. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable, but in any event within five business days of the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to commence the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 hereof and in the Merger Agreement. Purchaser and Parent have agreed that no change in the Offer may be made which (i) decreases the price per Share payable in the Offer, (ii) changes the form of consideration to be paid in the Offer, or (iii) modifies the conditions to the Offer or imposes conditions to the Offer in addition to those set forth in Section 14 hereof and in the Merger Agreement, unless previously approved by the Company in writing. Purchaser and Parent have agreed that the Offer shall expire 21 business days after it is commenced and shall not be extended without the prior written consent of the Company; provided Purchaser may extend the Offer one time for no more than 10 days and only if at least 80% of all of the outstanding Shares have been tendered prior to such extension.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the NYBCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Company will cease, and the Company will continue as the Surviving Corporation and an indirect wholly-owned subsidiary of Parent. Upon consummation of the Merger, each issued and outstanding Share (other than (i) any Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect subsidiary of Parent or the Company (which shall be canceled at the Effective Time), and (ii) Shares as to which the holder thereof shall have validly exercised such holder's appraisal rights, if any, under Section 910 of the NYBCL) will be converted into the right to receive the Merger Consideration.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, the Certificate of Incorporation and Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter amended as provided therein and in the NYBCL.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company, acting through the Board, will, subject to its fiduciary duties under applicable law based on an opinion of outside legal counsel, if applicable, duly call, give notice of, convene and hold an annual or special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting"). In the event Purchaser purchases ninety percent (90%) or more of the outstanding Shares in the Offer, the Merger will be consummated without a Shareholders' Meeting.

     Proxy Statement. The Merger Agreement provides that, if shareholder approval of the Merger is required, the Company will, as soon as practicable,
(i) file with the Commission under the Exchange Act, and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Shareholders' Meeting;
(ii) will cause the Proxy Statement to be mailed to shareholders of the Company at the earliest practicable time; and (iii) will otherwise comply in all material respects in respect of all applicable legal requirements in respect of any shareholder's meeting. The Company has also agreed, subject to its fiduciary duties under applicable law based on an opinion of outside legal counsel, to include in the Proxy Statement the recommendation of the Board that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger. To the extent permitted by applicable law, Parent and Purchaser have each agreed to vote all shares beneficially owned by them in favor of the Merger.

     Conduct of Business. Pursuant to the Merger Agreement, the Company has agreed, among other things, that the Company will use its commercially reasonable efforts to preserve the business organization of the Company intact and to maintain its existing relations with its suppliers, customers, employees and business associates. In addition, the Company will conduct its business only in the ordinary and usual course consistent with certain information provided to Parent. During the period from the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement, the Company has also agreed that, except as required under or permitted by the Merger Agreement or as disclosed in the Disclosure Schedule to the Merger Agreement, or as otherwise consented to in writing by Parent, each of the Company and its subsidiaries will not, among other things: (A) declare, set aside or pay any dividends or other distributions payable in cash, stock or property with respect to the Shares, or split, combine or reclassify the outstanding Shares; (B) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or any warrants, options, calls, commitments or rights of any kind to acquire any shares of its capital stock of any class other than Shares issuable pursuant to warrants or options outstanding as of the date of the Merger Agreement under the Stock Option Plan; (C) amend its respective certificate of incorporation, bylaws or other governing documents; (D) settle or compromise any material debt, encumbrance, claims or litigation in excess of $100,000 in the aggregate or, except in the ordinary and usual course of business, modify, amend or terminate any of its contracts or waive, release or assign any material rights or claims; (E) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any of its assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business and as provided in the Merger Agreement; (F) acquire directly or indirectly by redemption or otherwise any shares of capital stock of the Company; (G) enter into, amend or terminate any lease of real property other than in the ordinary and usual course of business as provided in the Merger Agreement; (H) except in the ordinary and usual course of business, authorize capital expenditures in excess of $100,000 or make any significant acquisition of, or investment in, assets or stock of any other person or entity; (I) except in the ordinary and usual course of business as disclosed to Parent, (i) grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company, except as set forth in the Merger Agreement, or (ii) establish, adopt, enter into, make any new grants or awards under or amend, any bonus, profit sharing, thrift, savings, compensation, stock purchase, stock bonus, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, collective bargaining, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees; (J) make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to the Parent, except in the ordinary and usual course of business, and shall maintain insurance upon all of its properties and operations in such amounts and of such kinds comparable to that in effect on the date of the Merger Agreement on such properties and with respect to such operations; (K) in any material respect fail to (i) maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, (ii) comply with all contractual and other obligations of the Company and its subsidiaries, and (iii) comply with all applicable laws to which it is subject; or (L) authorize or enter into an agreement to do any of the foregoing.

     Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence and including current directors serving as officers of the Company), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Merger Agreement also provides that, at such times, the Company will cause persons designated by Purchaser to constitute the same percentage of (i) each committee of the Board (some of the members of which may be required to be independent under applicable law), (ii) each board of directors of each subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law, as Purchaser's designees are of the Board of Directors of the Company.

     Amendment and Waiver. Subject to certain restrictions, the Merger Agreement may be amended by the mutual agreement of the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time prior to the Effective Time provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which by law requires further approval by such shareholders without such further approval; provided further, that after the completion of the Offer and the purchase of the Shares thereunder, the Merger Agreement will not be amended by the Company without the approval of a majority of the persons who are directors of the Company on the date of the Merger Agreement; and provided further, however, that certain provisions in the Merger Agreement governing indemnification of officers and directors and employment matters may not be amended subsequent to the Effective Time.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, upon reasonable notice and subject to certain restrictions contained in the Merger Agreement from the date of the Merger Agreement until the Effective Time, the Company will afford to Parent and to the officers, employees, counsel, accountants and other authorized representatives of Parent access during normal business hours prior to the Effective Time to its properties, books, records and contracts, and shall furnish Parent with all information concerning its business properties and personnel as Parent may reasonably request. Parent and Purchaser have agreed to keep such information confidential in accordance with the Confidentiality Agreement.

     No Solicitation of Transactions. The Merger Agreement provides that neither the Company nor any of the officers and directors of the Company shall, and the Company shall direct and use its reasonable best efforts to cause the employees, agents and representatives of the Company or any of its subsidiaries (including, without limitation, any investment banker, attorney or accountant retained by the Company) not to, initiate, solicit or encourage, directly or indirectly, any proposal or offer to acquire all or any substantial part of the business and properties of the Company and its subsidiaries or any capital stock of the Company and its subsidiaries, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof; provided, however, that the Company may respond to certain unsolicited requests for information and participate in negotiations with such parties as required by its fiduciary obligations under applicable state law or the exercise of its duties under Rule 14e-2 under the Exchange Act, subject to the terms and conditions described in the Merger Agreement. The Merger Agreement requires that the Company immediately cease and cause to be terminated any solicitation, initiation, encouragement, activity, discussion or negotiation existing as of the date of the Merger Agreement with any parties concerning an acquisition proposal. The Company has also agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person or entity with respect thereto, is made. Subject to the Board's fiduciary duties, the Company has further agreed not to enter into any definitive agreement with any other person or entity unless it has delivered to Parent at least two business days prior to execution by the Company a copy of the definitive agreement and Parent shall have failed, within such two day period, to amend the terms of the Merger Agreement so that the Merger would be, in the good faith determination of the Board, at least as favorable to the Company's shareholders as the proposed acquisition.

     Affiliate Agreements. The Company shall cause certain of the affiliates of the Company who own Shares or options or warrants to purchase Shares which equal in the aggregate 1,038,040 Shares to tender such Shares or enter into agreements to cash out such options and warrants and to enter into an Agreement to Support the Transaction (the "Support Agreement") as described below. The Company has also agreed to cause (i) Lowell Harwood, Sanford Harwood and Leslie Harwood Ehrlich to enter into Non-Competition Agreements described below, (ii) Brett Harwood to enter into an Employment Agreement described below, (iii) Lowell Harwood and Sanford Harwood to enter into a Consultancy Agreement described below, and (iv) the nonunion manager level and above employees granted severance payments as disclosed in the Merger Agreement to enter into Non-Competition Agreements equal to the duration of the severance granted.

     Treatment of Stock Options. At or prior to the Effective Time, the Company shall cause pursuant to agreements as provided in the Merger Agreement, each outstanding option and each outstanding warrant, whether or not then exercisable, to be either canceled or modified to entitle the holder thereof, to receive in settlement thereof an amount in cash (after giving effect to any required tax withholdings) equal to the difference between $28.50, and the exercise price per Share of such option or warrant multiplied by the number of Shares previously subject to such option or warrant, such, that, on and as of the Effective Time, there shall be no outstanding stock options or warrants of the Company. In addition, $2.50 per Option Share will be deposited by Purchaser into escrow as contingent consideration for distribution, in whole or in part, to the optionholders and warrant holders upon resolution of two specific matters, subject to adjustment as provided in the Escrow Agreement.

     Escrow. The Merger Agreement provides that, of the Offer Price and Merger Consideration, $2.50 per Share and per Option Share will be placed into an escrow account held by the Escrow Agent pursuant to the Escrow Agreement. The Escrowed Funds are to be held by the Escrow Agent for certain periods and are being held solely because of certain contingent matters, which, if favorably resolved, would result in additional value to the Company. See Section 1 for a description of the Escrow Agreement.

     Loan Arrangements. The Merger Agreement provides that promptly after the purchase by Purchaser of the Shares upon the expiration of the Offer, Purchaser shall (i) either repay or refinance the obligations of the Company and its subsidiaries pursuant to the Credit Agreement among National Westminster Bank USA (Fleet Bank), the Company and 808 Square Corp. dated July 5, 1988 as amended to date (the "Natwest Debt"), and (ii) simultaneously therewith repay in full certain loans made to the Company by Lowell Harwood and Sanford Harwood in June, 1995 in the original principal amount of $500,000, plus interest.

     Indemnification and Insurance. The Merger Agreement provides that, for a period of six years from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each present and former officer, director or employee of the Company from and against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company, pertaining to any matter existing or occurring at or prior to the Effective Time, including liabilities arising as a result of the Merger Agreement and the transactions contemplated thereby, to the fullest extent permitted under the NYBCL, and the Surviving Corporation will pay all expenses in advance of the final disposition of any such action or proceeding. The Merger Agreement provides that for a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims or matters existing or occurring before the Effective Time; provided, that Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

     Employee Benefits. The Merger Agreement provides that the Parent agrees to cause the Surviving Corporation and its subsidiaries, immediately after the Effective Time, shall honor the employment agreements, arrangements and programs between the Company or its subsidiaries and their respective employees in accordance with their terms as in effect on the date of the Merger Agreement (collectively, the "Employee Arrangements"), to the same extent that the Company and its subsidiaries would be required to perform them in the event that the Merger were not consummated. The Merger Agreement provides that for a period of one year following the Effective Time, Parent shall cause the Surviving Corporation to provide the garage manager employees and other employees senior thereto of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements whose benefits shall be governed by the collective bargaining agreements in accordance with their terms as in effect on the date of the Merger Agreement) who are not covered by spousal insurance arrangements with retirement, pension, medical insurance, life insurance and other similar benefits following the Effective Time which are, in the aggregate, substantially comparable to such benefits under the plans and arrangements maintained for its employees by the Parent as of the date of the Merger Agreement, provided nothing shall require the Surviving Corporation to continue the employment of the Company's employees beyond that required by any applicable existing employment agreement. Parent further agrees to cause the Surviving Corporation to honor, comply with and perform all obligations of the Company and the subsidiaries under certain severance arrangements as set forth in the Merger Agreement for a period of one year following the Effective Time.

     Further Action. The Merger Agreement provides that, subject to its terms and conditions, each of Parent and the Company will make promptly its respective filing, and thereafter make any other required submissions under the HSR Act and all other required regulatory approvals and authorizations with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions"), and, except as contemplated by the Merger Agreement, each of the parties to the Merger Agreement will use its commercially reasonable best efforts to take or cause to be done, all other things necessary or advisable to consummate and make effective as promptly as practicable the Transactions, to obtain in a timely manner all necessary waivers, consents, and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under the Merger Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals and franchises of either Purchaser or the Company.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain change or events concerning the Company's business, compliance with law, regulatory approvals, litigation, employee benefit plans, labor matters, leases and contracts, intellectual property, environmental matters, brokers and taxes.

     Conditions to the Merger. The respective obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time: (i) if required by applicable law, the Merger Agreement and the Merger will have been approved by the holders of at least two thirds of the outstanding Shares at the Shareholders' Meeting; (ii) any applicable waiting period under the HSR Act will have expired or be terminated; (iii) there shall not be threatened, instituted or pending any action, proceeding or other application before any court or governmental authority or other regulatory or administrative agency or commission, by any government or governmental authority or by any other person, which challenges or seeks to restrain or prohibit consummation of the Offer and the Merger, or which seeks to impose any material restriction on the Parent or the Company in connection with consummation of the Merger, and no court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on the Parent or the Company in connection with consummation of the Merger; and (iv) the Offer shall have been made and Purchaser shall have purchased Shares pursuant to the Offer.

     The obligation of the Company to effect the Merger is also subject to the conditions that (i) each of Parent and Purchaser shall have performed in all material respects all material obligations and complied with all material covenants and conditions required by the Merger Agreement to be performed or complied by it at or prior to the Effective Time, and (ii) the representations and warranties of the Parent and Purchaser contained in the Merger Agreement shall be true at the Effective Time, except for (a) changes contemplated under the Merger Agreement, (b) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (c) where the failure to be true and correct would not have a material adverse effect on the financial condition, properties, business or results of operations of the Parent.

     The obligations of Parent and Purchaser to effect the Merger are also subject to the conditions that: (i) the Company shall have performed in all material respects each agreement or covenant to be performed by it at or prior to the Effective Time; (ii) the representations and warranties of the Company contained in the Merger Agreement shall be true at the Effective Time, except for (a) changes contemplated under the Merger Agreement, (b) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (c) where the failure of the representations and warranties to be true and correct in the aggregate would not have a Material Adverse Effect on the Company (Material Adverse Effect as used in the preceding clause shall mean items which in the aggregate would have (1) a recurring annual pre-tax income effect of $400,000 or more or (2) a non-recurring income, balance sheet or financial condition effect of $4,000,000 or more); (iii) Parent and Purchaser shall have received evidence that the Natwest Debt can be satisfied without incurring payment for accrued deferred interest

(which evidence has been received); (iv) all consents, authorizations, orders and approvals of (or filings or registration with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger, the Merger Agreement and the Transactions shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time; and (v) since the date of Merger Agreement, there shall not have occurred a Material Adverse Change with respect to the Company (for purposes of the preceding clause, Material Adverse Change shall mean changes or events which in the aggregate would have (a) a recurring annual pre-tax income effect of $400,000 or more or (b) a non-recurring income, balance sheet or financial condition effect of $4,000,000 or more).

     Termination. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of the Merger Agreement by the shareholders of the Company: (a) by mutual written consent duly authorized by the respective Boards of Directors of Parent, Purchaser and the Company; (b) by Parent or the Company if (i) any court of competent jurisdiction or other governmental authority or entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or holding that any law applicable to the Merger declares the Merger to be illegal and such order, decree, ruling or other action shall have become final and nonappealable, (ii) the requisite approval of shareholders shall not have been obtained at a meeting duly convened therefor, or (iii) the Effective Time shall not have occurred on or before May 31, 1997, unless the absence of such occurrence is due to the failure of the party seeking to terminate to perform in all material respects any obligation under the Merger Agreement required to be performed by it at or prior to the Effective Time; (c) by Parent following the purchase of the Shares in the Offer, if (i) the Company shall have breached in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement other than as a direct result of any action or inaction by Parent to the extent such breach would constitute a Material Adverse Effect as previously defined, (ii) the Board shall fail to make or shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board, upon reasonable request by the Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing or (iii) (a) all of the conditions to the obligations of the Company to effect the Merger shall have been satisfied, and (b) other than as a direct result of any action or inaction by Parent any condition to the obligations of Parent to effect the Merger is not capable of being satisfied prior to May 31, 1997; (d) by the Company, upon approval of the Board, if (i) the Parent or Purchaser shall have breached in any material respect any of their representations, warranties, covenants or agreements contained in the Merger Agreement, (ii) prior to the purchase of Shares in the Offer, the Board receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or if an unsolicited tender or exchange offer for the Shares is commenced, and the Board determines in the reasonable exercise of its duties under applicable law, that such transaction is more favorable from a financial point of view to the shareholders of the Company than the Offer and the Merger and that approval, acceptance or recommendation of such transaction is consistent with the fiduciary obligation of the Board of Directors under applicable law as determined in good faith by the Board of Directors based upon an opinion of outside legal counsel (a "Third Party Acquisition"), (iii) the Offer shall be terminated in accordance with its terms or shall expire without the purchase of any of the Shares pursuant thereto; or
(iv) (a) all of the conditions to the obligations of Parent to effect the Merger shall have been satisfied, and (b) any condition to the obligations of the Company to effect the Merger is not capable of being satisfied prior to May 31, 1997.

     Fees and Expenses. Except as set forth below, the Merger Agreement provides that all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

     The Merger Agreement provides for the payment by the Company to Parent of a termination fee in the amount of $2,500,000, including all of Parent's expenses and fees, within five business days of the occurrence of any of the following events: (i) if the Merger Agreement is terminated (a) by Parent because the Board shall have failed to make or shall have withdrawn or modified, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board, upon reasonable request by the Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing;
(b) by the Company if, prior to the purchase of Shares in the Offer, the Board approves a Third Party Acquisition; or (ii) as a result of the failure of certain affiliates of the Company to tender their Shares in the Offer or support the Merger, based upon a claim that such action is required in the exercise of their fiduciary duties, and the purchase of Shares in the Offer or the Merger is not consummated.

  Employment and Consultancy Agreements

     Brett Harwood Employment Agreement. Pursuant to the Merger Agreement, the Company will cause Brett Harwood, currently the President and Chief Operating Officer and a Director of the Company, to enter into an Employment Agreement with Parent and a subsidiary of Parent ("Employer") to serve as Executive Vice President of Employer in New Jersey within the New York City metropolitan area, with a base salary of $200,000 per year, customary employee benefits, stock options and certain incentive compensation (the "Incentive Compensation"). The term of the Employment Agreement is three years, subject to earlier termination by Employer for cause. The Incentive Compensation comprises 10% of all Gross Operating Income (NOI less 5% of operating expenses G&A burden) derived from new leases or 10% of pre-tax operating profit from newly-acquired companies where Mr. Harwood was primarily responsible for such new lease or acquisition, and 10% of all Gross Operating Income (NOI less 5% of operating expenses G&A burden) derived from new management agreements for which Mr. Harwood was primarily responsible.

     Mr. Harwood is entitled to receive stock options, which vest over a period of five years, under Parent's stock option plan for 10,000 shares of Parent's common stock on each of the commencement of his employment with Parent and the first anniversary thereof.

     The Employment Agreement also entitles Mr. Harwood, his immediate family or certain of his affiliates to purchase up to a 25% interest in any real estate or real estate venture acquired by Employer or any affiliate of Employer, including Parent, primarily as a result of Mr. Harwood's efforts. For all opportunities generated by Mr. Harwood in the form of the fee acquisition of Employer leasehold interests and the subsequent realization of value above the value of such asset operated as a parking facility, Mr. Harwood or his affiliates will be entitled to participate in realization of such property value maximization. Mr. Harwood may borrow up to $10,000,000 at a minimum interest rate of 10% from Employer, with payment terms to be determined by Mr. Harwood and Employer, to enable him to invest in such real estate or real estate venture described above.

     If Mr. Harwood leaves the employ of Employer during the initial three-year employment term, he shall be entitled to the Incentive Compensation for the period during which he was employed, and for up to two and one-half years from the commencement of operations generating such Incentive Compensation, provided that during such period, Mr. Harwood complies with the noncompetition provisions of the Employment Agreement (described below) without geographic limitation. If Mr. Harwood is not offered renewal of the Employment Agreement at the end of three years, or is offered such renewal and does not elect to continue his employment, he shall be entitled to receive the Incentive Compensation for five years from the commencement of operations generating such Incentive Compensation, provided that he abides by the noncompetition provisions, without geographical limitation, during the payment of Incentive Compensation following termination of his employment.

     Mr. Harwood has agreed generally to refrain from engaging in the same or similar business as Parent during the term of the Employment Agreement and for a period of one year after the expiration of his employment thereunder (subject to extension in connection with the Incentive Compensation described above), without geographic limitation and for a period of five years from the expiration of the Employment Agreement with any parking property of Parent or the Company. The foregoing is a summary of the Employment Agreement and is qualified in its entirety by reference to the text of the Employment Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and may be obtained from the Commission.

     Lowell Harwood Consultancy Agreement. Pursuant to the Merger Agreement, the Company will cause Lowell Harwood, currently the Chairman of the Board Directors and Chief Executive Officer of the Company, to enter into a Consultancy Agreement with Central Parking System, Inc., a subsidiary of Parent, with compensation of $120,000 per year and incentive compensation based upon a percentage of income derived from new acquisitions or business opportunities generated by Mr. Harwood. The term of the Consultancy Agreement will be one year. In addition, Parent has agreed to cause Lowell Harwood to be elected to its Board of Directors. The Consultancy Agreement will be subject and subordinate to the Confidentiality and Noncompete Agreement between Parent and Mr. Harwood as discussed below. The foregoing is a summary of the Consultancy Agreement and is qualified in its entirety by reference to the text of the Consultancy Agreement, a copy of which is attached as an Exhibit to the Schedule 14D-1 and which may be obtained from the Commission.

     Sanford Harwood Consultancy Agreement. Pursuant to the Merger Agreement, the Company will cause Sanford Harwood to enter into a Consultancy Agreement with Central Parking System, Inc., a subsidiary of Parent, with compensation of $10,000.00 per month for a six month period. The Consultancy Agreement will be subject and subordinate to the Confidentiality and Noncompete Agreement between Parent and Sanford Harwood as discussed below. The foregoing is a summary of the Consultancy Agreement and is qualified in its entirety by reference to the text of the Consultancy Agreement, a copy of which is attached as an Exhibit to the
Schedule 14D-1 and which may be obtained from the Commission.

     Confidentiality and Noncompete Agreements. The Company has agreed to cause Lowell Harwood, Sanford Harwood and Leslie Harwood Ehrlich each to enter into a Confidentiality and Noncompete Agreement with Parent and Surviving Corporation. Pursuant to the Noncompete Agreement, each of the above agrees as follows: (i) not to give to any person, firm, association, or governmental agency any confidential information concerning the affairs, business, clients, customers or other relationships of Parent, Company or Surviving Corporation except as required by law or to use such information for its own purposes or for the benefit of any person or organization other than Surviving Corporation and to use its best efforts to prevent the disclosure of such information by others,
(ii) that during the Noncompete Period and with in the Noncompete Area, subject to certain exceptions, such person will not directly or indirectly (A) acquire, lease, manage, consult for, serve as agent or subcontractor for, finance, invest in, own any part of or exercise management control over any parking business or business that provides any services competitive with the services provided by the Company or Parent; (B) solicit for employment or employ any nonclerical person who at the Effective Time or thereafter became an employee of Parent or Surviving Corporation unless such person is no longer employed by Parent or Surviving Corporation for at least six (6) months; or (C) with respect to any customer, supplier or property owner with whom Parent or Surviving Corporation contracts in connection with its business, either solicit the same in a manner that could adversely affect Parent or Surviving Corporation, or make statements to the same that disparage Parent or Surviving Corporation or its operations in any way, and (iii) to furnish such information as may be in its possession and cooperate with Surviving Corporation as may be requested in connection with any claims or legal actions in which surviving Corporation is or may become a party. The Noncompete Area shall mean a fifty mile radius of each location from which the business of the Company or Parent is operating at Closing; provided, however, that certain activities are expressly permitted pursuant to the agreements. The Noncompete Period for Lowell Harwood and Sanford Harwood will be five years and for Leslie Harwood Ehrlich will be one year. The foregoing is a summary of the Confidentiality and Noncompete Agreements and is qualified in its entirety by reference to the text of the Confidentiality and Noncompete Agreements, a form of which is filed as an exhibit to the Schedule 14D-1 and which may be obtained from the Commission.

     Agreement to Support the Transaction. Certain of the affiliates of the Company who own Shares and options or warrants to purchase Shares which equal, in the aggregate 1,038,040 Shares have entered into an Agreement to Support the Transaction (the "Support Agreement"). Pursuant to the Support Agreement, these affiliates have agreed to (i) tender all of their Shares in the Offer and enter into agreements to cash out all of their options and warrants as provided in the Merger Agreement and use their reasonable best efforts to recommend the Offer to and seek approval of the Merger from the other shareholders of the Company, unless the Board shall conclude, in good faith, in compliance with the Merger Agreement, not to recommend, or to withdraw or modify its recommendation of, the Offer or the Merger to the shareholders of the Company in a situation which would permit the termination of the Merger Agreement, (ii) not seek indemnification, contribution, recourse or redress of any kind against the Company in their capacities as shareholders in connection with negotiating and approving the Merger and related transactions and any transaction with the Company in which such person has a direct or indirect conflict of interest, and (iii) to maintain the confidentiality of certain proprietary and confidential information regarding the Company. The foregoing is a summary of the Support Agreement and is qualified in its entirety by reference to the text of the Support Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and which may be obtained from the Commission.

11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER.

     Purpose of the Offer. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, Company will become an indirect wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

     In the Merger Agreement, the Company has agreed to take all action necessary to convene, if necessary a meeting of its shareholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. Parent and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

     If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate representatives to serve on the Board in proportion to Purchaser's ownership of Shares following such purchase. See Section 10. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company's conduct of its business and operations.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders may have certain rights under the NYBCL to dissent and demand appraisal of, and to receive payment in cash for, their Shares. Pursuant to Section 910 of the NYBCL, any shareholder entitled to vote who does not assent to the Merger has the right to receive fair market value for his Shares if he files with the Company written objection to the Merger. As outlined in Section 623 of the NYBCL, the dissenting shareholder must file his objection before the meeting of shareholders at which the Merger is submitted to vote or at such meeting but before the vote. Such objection is not required from any shareholder to whom the Company did not give notice of the meeting or where the proposed action is to be authorized by written consent of the shareholders without a meeting. Within 10 days after the shareholder authorization of the Merger, the Company must given written notice of the Merger to the dissenting shareholders and to those from whom objection was not required. Those shareholders from whom objection was not earlier required but who wish to dissent to the Merger may file a written notice of election to dissent with the Company. A dissenting shareholder cannot dissent as to less than all the Shares held of record that he owns beneficially and for which he has the right to dissent.

     Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent, or within 15 days after the Merger, whichever is later (but in no case later than ninety days from the date the shareholders approved the Merger), the Company or the Surviving Corporation, as the case may be, must make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his Shares at a specified price which the Company, or the Surviving Corporation, as the case may be, considers to be their fair value. Such offer shall be made at the same price per Share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet for the Company as of the latest available date, which shall not be earlier than 12 months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet. If within 30 days after the making of such offer, the Company, or the Surviving Corporation, as the case may be, and any shareholder agree upon the price to be paid for his Shares, payment therefor shall be made within 60 days after the making of the offer or the consummation of the Merger, whichever is later, upon the surrender of the certificates for any such Shares represented by certificates.

     The following procedure shall apply if the Company or the Surviving Corporation, as the case may be, fails to make the offer within such period of 15 days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of 30 days thereafter upon the price to be paid for their Shares:

          (1) The Company, or the Surviving Corporation, as the case may be, shall, within 20 days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the Supreme Court of New York sitting in the judicial district in which the principal office of the Company is located to determine the rights of dissenting shareholders and to fix the fair value of their Shares.

          (2) If the Company, or the Surviving Corporation, as the case may be, fails to institute such proceeding within such period of 20 days, any dissenting shareholder may institute such proceeding for the same purpose not later than 30 days after the expiration of such 20 day period. If such proceeding is not instituted within such 30 day period, all dissenter's rights shall be lost unless the Supreme Court of New York, for good cause shown, otherwise directs.

          (3) The Supreme Court of New York shall determine whether each dissenting shareholder, as to whom the Company, or the Surviving Corporation, as the case may be, requests the Court to make such determination, is entitled to receive payment for his Shares. If the Company, or the Surviving Corporation, as the case may be, does not request any such determination or if the Court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the Shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the date the shareholders approved the Merger.

          (4) Within 60 days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificate for any such Shares represented by certificates.

     The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that if the Merger is consummated within one year of the purchase of Shares pursuant to the Offer, Rule 13e-3 will not be applicable to the Merger. Purchaser believes that if the Merger is not consummated within one year of its purchase of Shares pursuant to the Offer, Rule 13e-3 may be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to consummation of the transaction.

     Plans for the Company. It is currently expected that, following consummation of the Offer, initially the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to maximizing the Company's potential in conjunction with Parent's businesses. It is expected that the business and operations of the Company would form an important part of Parent's future business plans.

     Except as indicated in this Offer to Purchase, Parent does not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business. After the Effective Time, the Board of Directors of the Surviving Corporation shall be comprised solely of Monroe J. Carell, Jr.

and the Surviving Corporation shall be managed by the officers of Parent, provided that Brett Harwood shall enter into an Employment Agreement with Parent and its subsidiary and each of Lowell Harwood and Sanford Harwood shall enter into a Consultancy Agreement with a subsidiary of Parent, as discussed in
Section 10.

12. DIVIDENDS AND DISTRIBUTIONS.

     The Merger Agreement provides that the Company shall not, prior to the Effective Time, without the prior written consent of Parent, (i) split, combine or reclassify the outstanding Shares; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Shares; or (iii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of its capital stock of any class other than Shares issuable pursuant to warrants or options outstanding on the date hereof under the Stock Option Plan.

13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.

     The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the standards for continued inclusion in the Nasdaq/NMS. If, as a result of the purchase of Common Stock pursuant to the Offer, the Common Stock no longer meets the criteria for continuing inclusion in the Nasdaq/NMS, the market for the Common Stock could be adversely affected. According to the published guidelines of the Nasdaq/NMS, the Common Stock would not meet the criteria for continued inclusion in the Nasdaq/NMS if, among other things, the number of publicly-held shares of Common Stock were less than 200,000, the aggregate market value of the publicly-held shares of Common Stock were less than $1,000,000, there were fewer than 400 total shareholders or 300 shareholders of round lots or there were fewer than two market makers for the shares of Common Stock. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in the published guidelines of the Nasdaq Stock Market, the number of publicly-held shares of Common Stock (excluding shares of Common Stock held by officers, directors and beneficial owners of more than 10% of the shares of Common Stock) were less than 100,000, there were fewer than 300 holders in total, or there were not at least two active market makers for the Common Stock (one of which may be a market maker entering a stabilizing bid). If the Common Stock is no longer eligible for Nasdaq Stock Market quotation, quotations might still be available from other sources. Parent intends to de-list the Shares from Nasdaq/NMS as soon as possible after the Expiration Date.

     The extent of the public market for the Common Stock and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held shares of Common Stock at such time, the interest in maintaining a market in the Common Stock on the part of securities firms, the possible termination of registration of the Common Stock under the Exchange Act and other factors.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, and, therefore, could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, among others, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" (as such terms are defined in Rule 144 promulgated under the Securities Act of 1933, as amended ("Rule 144")) of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on a securities exchange or Nasdaq/NMS reporting. Purchaser currently intends to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and to have the Shares de-listed from Nasdaq/NMS as soon as the requirements for delisting are met.

14. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition is not satisfied; (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          a. there shall have been instituted or be pending any action or proceeding by any governmental or quasi-governmental authority or agency, domestic or foreign, before any court or governmental, administrative or regulatory authority or agency, of competent jurisdiction, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by the Parent, Purchaser or any other affiliate of the Parent, or the consummation of any other transaction contemplated by the Merger Agreement, including the Offer and the Merger, or seeking to obtain material damages in connection with any transaction; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, the Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, the Parent and their respective subsidiaries taken as a whole, or to compel the Company, the Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, the Parent and their respective subsidiaries taken as a whole, as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) seeking to impose or confirm material limitations on the ability of the Parent, Purchaser or any other affiliate of the Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated hereby; (iv) seeking to require divestiture by the Parent, Purchaser or any other affiliate of the Parent of any Shares; or (v) which otherwise has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries taken as a whole or the Parent and its subsidiaries taken as a whole.

          b. there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) the Parent, the Company or any subsidiary or affiliate of the Parent or the Company or (ii) any transaction contemplated by the Merger Agreement, including the Offer and the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which is reasonably likely in the good faith judgment of the Parent to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          c. there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq/NMS, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities or other national or international crisis directly or indirectly involving the United States or
     (iv) in the case of any of the foregoing existing on the date hereof, in the good faith judgment of the Parent a material acceleration or worsening thereof;

          d. (i) it shall have been publicly disclosed or the Parent shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of 20% or more of the outstanding Shares has been acquired by any person, other than the Parent or any of its affiliates or any affiliates of the Harwood Family or (ii) (A) the Board or any committee thereof shall have failed to make, shall have withdrawn or modified in a manner adverse to the Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Third Party Acquisition, takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (B) the Board or any committee thereof shall have resolved to do any of the foregoing;

          e. any representation or warranty of the Company in the Merger Agreement shall not be true and correct on or after the date of the Merger Agreement, except for (i) changes contemplated by the Merger Agreement,
     (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and
     (iii) where the failure to be true and correct would not have a Material Adverse Effect on the Company; for purposes of this provision, (A) representations and warranties of the Company in the Merger Agreement which are qualified by materiality shall be determined without regard to the materiality limitation, except as provided in (iii) above and (B) Material Adverse Effect shall mean items which in the aggregate would have (x) a recurring annual pre-tax income effect of $400,000 or more or (y) a non-recurring income, balance sheet or financial condition effect of $4,000,000 or more;

          f. the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer;

          g. the Company shall have failed to deliver executed (i) Confidentiality and Noncompete Agreements from each of Lowell Harwood, Sanford Harwood, and Leslie Harwood Ehrlich, (ii) Employment Agreement from Brett Harwood, and (iii) Consultancy Agreement from Lowell Harwood and Sanford Harwood, each as described in Section 10;

          h. any change shall have occurred in the business, operations, assets, financial condition or results of operations of the Company or any of its subsidiaries that, in the reasonable judgment of Parent, is or is reasonably likely to constitute a Material Adverse Change with respect to the Company; for purposes of this provision, Material Adverse Change shall mean changes or events which in the aggregate would have (i) a recurring annual pre-tax income effect of $400,000 or more or (ii) a non-recurring income, balance sheet or financial condition effect of $4,000,000 or more;

          i. the Company shall have failed to take any steps reasonably required to be taken under the NYBCL (including, without limitation, the requirements of Section 912 of the NYBCL) to allow Parent and Purchaser to promptly consummate the Merger and exercise full ownership rights over the Shares without violating any provision of the NYBCL; or

          j. the Merger Agreement shall have been terminated in accordance with its terms; or

          k. Purchaser and the Company may mutually agree that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable good faith judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

     The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or the Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

     General. The business of the Company and its subsidiaries is subject to certain federal, state and local regulations. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions of representatives of Parent with representatives of the Company during Parent's investigation of the Company (see Section 10), neither Purchaser nor Parent is aware of any certification, license or other regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer, or of any approval or other action by any domestic (federal, state, or local) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer and which would have a material effect on the business of the Company and its subsidiaries, taken as a whole. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in
Section 14 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the business of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval were not obtained or such other action were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 15. See
Section 14.

     State Takeover Statutes. The Company is incorporated under the laws of the State of New York. Section 912 of the NYBCL provides that any corporation to which the NYBCL applies, including the Company, shall not engage in any "business combination" (defined to include mergers and consolidations) with an "interested shareholder" (defined generally as a person who is the beneficial owner of 20% or more of the outstanding voting stock of such New York corporation) for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder's becoming an interested shareholder. The Merger Agreement provides that the Company's Board has made all determinations and taken all such other actions as are necessary or appropriate under the NYBCL to ensure that it does not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. At a meeting on December 6, 1996, the Company's Board of Directors approved the Merger Agreement, the Merger, the Offer and Purchaser's purchase of the Shares pursuant to the Offer. Accordingly, the provisions of Section 912 of the NYBCL have been satisfied with respect to the Offer and the Merger.

     Article 16 of the NYBCL requires a bidder for the shares of a New York corporation to file a registration statement with the attorney general and satisfy certain disclosure requirements. The Company and Purchaser have filed such a registration statement and this Offer to Purchase sets forth the information required to be disclosed pursuant to Article 16 of the NYBCL.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that certain Oklahoma corporate governance statutes were unconstitutional insofar as they applied to corporations incorporated outside of Oklahoma because they could subject such corporations to inconsistent regulations. In December 1988, a federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws such as those described above. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not necessarily complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares ordered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. See Section 2. In addition, New York and other states may have antitrust laws which could impact the ability of Parent and Purchaser to consummate the Transactions.

     Pursuant to the HSR Act, on or promptly after the date of this Offer to Purchase, Parent anticipates filing a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent. Accordingly, it is anticipated that the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on December 30, 1996, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent will request early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the 10th calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the extended period expires on or before the date when the initial 15-day period would otherwise have expired, or unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See
Section 2 and Section 14.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation.

16. FEES AND EXPENSES.

     Except as set forth below, neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Bradford is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the acquisition of the Company. Parent has agreed to pay Bradford a fee of up to $100,000 for any fairness opinion rendered in connection with the transactions contemplated by the Merger Agreement. Furthermore, if Purchaser consummates a business combination with the Company pursuant to which the business of the Company is combined with that of Purchaser, or if Purchaser acquires, directly or indirectly, a majority of the outstanding capital stock, or a majority of the assets of the Company, then Bradford will be entitled to receive a fee of 1.25% of the aggregate value of the transaction subject to an agreed upon maximum fee. Based on the valuation of the Offer and the Merger, Parent anticipates paying Bradford a fee of approximately $775,000. Fees paid by Purchaser for any fairness opinion will be credited against fees paid in the event the business of the Company is acquired by Purchaser. Parent has also agreed to reimburse Bradford for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify it against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     Purchaser and Parent have retained Kissel-Blake, Inc., as the Information Agent, and SunTrust Bank, Atlanta, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

     The Information Agent and the Depositary each will receive reasonable and customary compensation for their services in connection with the Offer, will be reimbursed for out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS.

     The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

                                          CENTRAL PARKING CORPORATION
December 13, 1996

     Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depository at one of its addresses set forth below.

                        The Depositary for the Offer is:

                             SUNTRUST BANK, ATLANTA

                           By Facsimile Transmission:
                                 (FOR ELIGIBLE
                               INSTITUTIONS ONLY)
                                 (404) 865-5371
                         Confirm Receipt of Guaranteed
                             Delivery by Telephone:
                                 (800) 568-3476

       By Mail:                   By Hand:             By Overnight Carrier:
SunTrust Bank, Atlanta     SunTrust Bank, Atlanta     SunTrust Bank, Atlanta
     P.O. Box 4625            58 Edgewood Ave.           58 Edgewood Ave.
   Atlanta, GA 30302              Room 225                   Room 225
                              Atlanta, GA 30303          Atlanta, GA 30303

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of the Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               KISSEL-BLAKE INC.

                                110 Wall Street
                            New York, New York 10005
                                 CALL TOLL FREE
                                 1-800-554-7733
                     Banks and Brokerage Firms please call:
                                 (212) 344-6733

                      The Dealer Manager for the Offer is:

                              J.C. Bradford & Co.
                              330 Commerce Street
                           Nashville, Tennessee 37201
                                 (615) 315-1750
                            Attention: Tina Redding

                                  TENDER OFFER
                                   EXHIBIT I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

     1. Directors and Executive Officers of Parent. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, (i) the current business address of each person is Central Parking Corporation, 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212, (ii) all other addresses are within the United States, (iii) each such person is a citizen of the United States and has held his or her present position as set forth below for the past five years, and (iv) each occupation set forth opposite an individual's name refers to employment with Parent.

                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
          NAME               HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
-------------------------  ------------------------------------------------------------------
Monroe J. Carell, Jr.....  Chief Executive Officer and Chairman of the Board of Directors of
                           Parent since 1979; trustee of Vanderbilt University in Nashville,
                           Tennessee, since 1991; member of the Board of Trust of the Urban
                           Land Institute; member of the Board of Directors of Vanderbilt
                           University Medical Center.
James H. Bond............  President, Chief Operating Officer, and a member of the Board of
                           Directors of Parent since October 1990; with Parent since 1971 in various positions including regional manager and Senior Vice
                           President.
Stephen A. Tisdell.......  Chief Financial Officer of Parent since February 1993; from May
                           1992 to February 1993, President and owner of Tisdell Consulting, whose principal business activity was a financial consulting company and whose principal business address was 805 Foxboro
                           Court, Brentwood, Tennessee 37027; from June 1991 until May 1992;
                           Executive Vice President, Treasurer, and Secretary of Maison
                           Blanche, Inc., whose principal business activity was the operation of retail clothing stores and whose principal business address is
                           1500 Main Street, Baton Rouge, Louisiana 70802; from February 1987 until June 1991, Group Vice President -- Finance and Chief
                           Accounting Officer of Service Merchandise Corporation, whose principal business activity is the operation of retail catalog showrooms and whose principal business address is 7100 Service
                           Merchandise Drive, Brentwood, Tennessee 37027.
Emanuel J. Eads..........  Senior Vice President of the Parent since 1985; with Parent since
                           1974 in various positions including general manager and regional manager.
Jeffrey L. Wolfe.........  Senior Vice President of Parent since May 1994; with Parent from
                           June 1990 until May 1994 as a regional manager and from September
                           1988 until May 1990 as a general manager.
Henry J. Abbott..........  Vice President -- General Counsel of Parent since 1986 and
                           Secretary since 1980; with Parent since 1977.
Alan J. Kahn.............  Senior Vice President -- European Operations of Parent since April
                           1996; with Parent in various positions including general manager and regional manager since 1982.
Greg Susick..............  Senior Vice President of Parent since 1996; with Parent in various positions including general manager and regional manager since
                           1989.
Chris Callas.............  Corporate Controller of Parent since November 1996. From 1990 to
                           1996, Vice President-Controller of Worldspan, L.P., whose
                           principal business activity is travel agency automation and airline reservation processing and whose principal business address is 300 Galleria Parkway, Atlanta, GA 30339.

                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
          NAME               HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
-------------------------  ------------------------------------------------------------------
William R. Porter........  Senior Vice President -- Acquisitions, of Parent since November
                           1996. From 1991 to October 1996, Executive Vice
                           President -- Marketing, Ace Parking, whose principal business activity is parking management and whose principal business address is 645 Ash Street, San Diego, CA 92101.
John W. Eakin............  Director of Parent since August 1993. Since April 1996, President of Highwood/Eakin & Smith Region whose principal business activity is real estate development and management and whose principal business address is 2100 West End Avenue, Nashville, Tennessee
                           37203. From September 1987 to April 1996, President of Eakin &
                           Smith, Inc. which in April 1996 mergered with Highwoods
                           Properties, Inc. Director of Highwoods Properties Inc. Since 1994,
                           member of the advisory board of First American National Bank.
Edward G. Nelson.........  Director of Parent since August 1993. Since 1985, President and
                           Chairman of the Board of Nelson Capital Corp., whose principal business activity is merchant banking and whose principal business address is 3401 West End Avenue, Suite 300, Nashville, Tennessee
                           37203. Director of Advocat Inc., a long-term care facility owner and operator; Osborn Communications Company, an owner and operator research organization; and Berlitz International, Inc., a language services company. Trustee of Vanderbilt University.
Cecil Conlee.............  Director of Parent since February 1996. Since 1989, Chairman and
                           Chief Executive Officer of CGR Advisors, whose principal business activity is real estate investment advice and portfolio management services and whose principal business address is 950 East Paces
                           Ferry Road, Suite 2275, Atlanta, Georgia 30326. Director of Oxford
                           Industries, Inc. and Rodamco N.V.; trustee of Corporate Property
                           Investors, International Council of Shopping Centers and
                           Vanderbilt University; member and past trustee of the Urban Land
                           Institute; director of Central Atlanta Progress, The Corporation for Olympic Development Atlanta, and the Southern Center for
                           International Studies.
William C. O'Neil, Jr....  Director of Parent since August 1993. Since September 1989,
                           Chairman of the Board, President, and Chief Executive Officer of
                           ClinTrials Research Inc., whose principal business activity is a clinical research organization and whose principal business address is One Burton Hills Boulevard, Suite 210, Nashville,
                           Tennessee 37215. Director of Advocat Inc., ATRIX Laboratories,
                           Inc., a drug delivery company, Sigma Aldrich Chemical Company, a manufacturer of research chemicals and American HealthCorp., a specialty healthcare services company.
P.E. Sadler..............  Director of Parent since February 1996. Since 1992, Chairman and
                           Chief Executive Officer of ActaMed Corporation, whose principal business activity is health care technology and whose principal business address is 7000 Central Parkway, Suite 600, Atlanta,
                           Georgia 30328. From 1979 to 1991, Chairman and Chief Executive
                           Officer of MicroBilt Corporation. Former Director of Endata
                           Corporation, First Financial Management Corporation and
                           Knowledgeware; Chairman of ActaVest Corporation and CareerOps,
                           Inc.

     2. Directors and Executive Officers of Purchaser. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Central Parking Corporation, 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212. Unless otherwise indicated, all other addresses are within the United States. Unless otherwise indicated, each such person is a citizen of the United States and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
          NAME               HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
-------------------------  ------------------------------------------------------------------
Monroe J. Carell, Jr.....  Chairman, Chief Executive Officer and sole Director of Purchaser;
                           Chief Executive Officer and Chairman of the Board of Directors of
                           Parent since 1979; trustee of Vanderbilt University in Nashville,
                           Tennessee, since 1991; member of the Board of Trust of the Urban
                           Land Institute; member of the Board of Directors of Vanderbilt
                           University Medical Center.
James H. Bond............  President and Chief Operating Officer of the Purchaser; President,
                           Chief Operating Officer, and a member of the Board of Directors of
                           Parent since October 1990; with Parent since 1971 in various positions including regional manager and Senior Vice President.
Henry J. Abbott..........  Secretary of the Purchaser; Vice President -- General Counsel of
                           the Parent since 1986 and Secretary since 1980; with Parent since
                           1977.

                                        3